August 5, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Mara L. Ransom, Assistant Director

100 F Street, NE

Washington, D.C. 20549

            Re: PostAds, Inc.

Form S-1 Amendment Number 1

Filed February 10, 2016

File No. 333-208931

Dear Ms. Ransom:

On behalf of PostAds, Inc., a Florida corporation (the “Company”, “PostAds”, “us” or “we”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated February 25, 2016, to Amendment Number 1 of the Company’s Registration Statement on Form S-1 (File No. 333-208931) (the “Registration Statement”) filed with the Commission on February 10, 2016, in connection with the registration for resale of up to 940,000 shares of the Company’s common stock (“Common Stock”). In connection with these responses, the Company is filing an Amendment Number 2 to the Registration Statement on Form S-1.

GENERAL

Staff Comment 1

General

1. We are unable to locate your revisions responding to our comment 15. Accordingly, we reissue the comment. Additionally, we note your disclosure on page 3 that you currently have cash on hand of $20,599 for operational needs and expect operating expenses to be $11,000 per month after effectiveness of this registration statement. Please disclose how you plan to fund the milestones on page 39 and meet expected operating expenses.

Company Response to Staff Comment 1

1. We have modified our disclosure to reflect how we expect to meet the milestones on page 39 and identified the milestones that we have completed as follows:

Kenneth, T. Moore, our Chief Executive Officer, President and Director created our developmental plan and anticipated features with the assistance of our website developer Robert Fratianni. From September of 2015, through February of 2016, we sold 2,978,400 shares of our common stock to nineteen (19) persons at the price of $0.05 per share for aggregate proceeds of approximately $148,920, enabling us to meet the milestones in the chart below.

Development Milestone	Percentage Of Milestone Complete	Costs Paid and Future Costs	Responsible Party
Creation of Website for Post Ads Marketplace	100%	(1)	Kenneth T. Moore
Create Website Artwork Sound & Special Effects, Mock-up	100%	(2)	Robert Fratianni
Complete features for User Account Authentication, Complete Final Artwork / Sound & Effects, Submit for Testing	100%	(2)	Robert Fratianni
Integrate Social Media (Twitter Facebook, Google)	100%	(2)	Robert Fratianni
Develop specifications to monitor Analytics	100%	(2)	Robert Fratianni
Specification of items to monitor for Analytics	100%	(2)	Robert Fratianni
Develop Social Networking Features	100%	(2)	Robert Fratianni
Store Director Search Engine	100%	(2)	Robert Fratianni
Documentation & Features of website	100%	(2)	Robert Fratianni
Upgrade features and functionality	100%	(2)	Robert Fratianni
Create Bulk Uploader	100%	(2)	Robert Fratianni
Complete search by item feature	100%	(2)	Robert Fratianni
Complete Bulk Uploader for Store Fronts	100%	(2)	Robert Fratianni
Create and test security features of site	100%	(2)	Robert Fratianni
Provide free ads to website visitors	100%	(1)	Kenneth T. Moore
Enable Site Visitors to register and respond to registrations	100%	(1)	Kenneth T. Moore

(1)

We will not incur additional expenses for the services of Mr. Moore.

(2)

In connection with the development of our website, we paid Robert Fratianni our website developer $23,380 and 600,000 common shares for his services to date. We are required to pay Mr. Fratianni $10,000 on or before December 31, 2106.

Over the next twelve (12) months we plan to implement our marketing plan and continue to increase our registered users which consists of 2,990 persons. We anticipate the following costs associated with our plan of operations over the next twelve (12) months:

Development Milestone	Percentage Of Milestone Complete	Costs Paid and Future Costs	Responsible Party	Completion Date- Anticipated Completion Date
Create and Send out Monthly Newsletter to Registered Users	100%	-	Kenneth T. Moore (1)	7/16 & a Newsletter & Continuing Over Next 12 months
Establish social media campaigns on Twitter, Facebook, Linked-in	66%	$3,500 to Third Parties	Kenneth T. Moore(1)	Commencing 9/16 & Continuing Over Next 12 months
Disseminate marketing and print materials targeting service providers and Sellers	50%	$5,000 to Third Parties	Kenneth T. Moore(1)	11/16 & Continuing Over Next 12 months
Disseminate email marketing materials to attract potential advertisers	50%	$2,500 to Third Parties	Kenneth T. Moore(1)	12/16 & Continuing Over Next 12 months
Ongoing Upgrade and Maintenance of Servers (2)	50%	$3,600 to Third Parties	Robert Fratianni (2)	12/31/1/6 & Continuing For Life of Website
Ongoing Social Media campaigns for 12 months	0%	$7,500 to Third Parties	Kenneth T. Moore(1)	10/31/16-10/31/17
Total	--	$22,100	--	--

(1)

We will not incur additional expenses for the services of Mr. Moore.

(2)

In connection with the development of our website, we paid Robert Fratianni our website developer $23,380 and 600,000 common shares for his services to date. We are required to pay Mr. Fratianni $10,000 on or before December 31, 2106.

Completing the above milestones is dependent upon us raising sufficient capital through placement of our common stock or issuance of debt securities. We have not located investors to provide us with the capital required to meet these milestones and we may not be successful in locating investors to provide us with capital. If we are unable to obtain financing, we will not meet the milestones above and may have to suspend or cease operations.

Staff Comment 2

Selling Stockholders, page 19

2. Throughout your document you state that “From September 2015, through February 2016, we sold 2,978,400 shares of common stock to nineteen (19) persons at the price of $.05 per share for aggregate proceeds of approximately $148,920.” However, the table on page 20 indicates that you sold 2,938,400 shares of common stock for aggregate proceeds of $146,920 during this period. Please revise accordingly.

Company Response to Staff Comment 2

2. We have modified our disclosure to reflect in the table on page 20, that we sold 2,978,400 common shares at the price of $.05 per share for aggregate proceeds of approximately $148,920.

Certain Relationships and Related Transactions, page 47

3. Please disclose the terms of the amended consulting agreement with Mr. Weiss. Please refer to Item 404 of Regulation S-K.

Company Response to Staff Comment 3

3. We have revised our disclosure to reflect the terms of the amended consulting agreement with Mr. Weiss as follows:

On January 6, 2016, we amended an August 17, 2015, agreement with Steve Weiss whereby Mr. Weiss is to provide us with consulting services in exchange for 4,000,000 shares of our common stock which are earned upon execution of the agreement. We valued these shares at the price of $.05 per share or an aggregate price of $200,000. As amended, the agreement includes the following terms:

•

Services shall be provided for 24 months after execution,

•

Mr. Weiss’s services consist primarily of financial consulting and analysis,

•

The corporation shall be entitled to a maximum of 20 hours of consulting work each month,

•

The agreement may be terminated at any time by either party on 15 days' written notice,

•

Mr. Weiss shall be deemed an independent contractor and not an employee,

•

All rights, including, without limitation, copyright in any reports, surveys, marketing, promotional, and collateral materials shall be the property of the Company, and

•

Mr. Weiss must keep all Company information confidential.

Staff Comment 4

Financial Statements

4. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Company Response to Staff Comment 4

We have revised our disclosure to reflect financial statements through June 30, 2016.

Staff Comment 5

Note 4 – Stockholders Equity, page F-23

5. We have reviewed your response to comment 19 contained in our letter dated February 4, 2016. Please tell us what you mean by your statement “We note that any accounting under ASC 805-50 would have the same exact accounting effect as above.” As previously requested, please justify why it is appropriate to account for $11,000 of nominal shareholder value as a retroactive expense in 2013 for the shares issued to Kenneth T. Moore rather than the time of grant in 2015. Please cite your basis in GAAP for your conclusion. We also note that the Series A preferred shares were not issued contemporaneously with the formation of the corporation and initial issuance of the common shares. Accordingly, we do not believe such shares would be considered “an issuance pursuant to the reorganization” and should be accounted for at fair value on the issuance date. If you disagree, please explain in detail your rationale for retroactive treatment.

Company Response to Staff Comment 5

The sole proprietor performed part time software programming services in year 2013 which were valued at an estimated $11,000 based on the estimated hours he incurred using an hourly rate based on his then full time unrelated job.  This $11,000 was recorded as contributed capital and related expense in 2013, the year of services performed.  When the reorganization from a sole proprietorship to a corporation occurred in August 2015, which was treated as a recapitalization, management retrospectively reclassified the December 31, 2013 sole proprietor equity into par value of common ($9,000) and preferred ($2,000) stock.

The Shares issued to the sole proprietor Founder were pursuant to a reorganization and management determined that the common and preferred shares being issued to the CEO were pursuant to the reorganization from a sole proprietorship to a corporation.  The Company’s unanimous consent signed effective August 17, 2015 approved the issuance of the common stock and then on December 29, 2015 another unanimous consent approved the issuance of the 2,000,000 preferred shares.  However, the preferred shares were actually approved to be issued at the same time as the common shares.  This is clearly evidenced by the disclosures made in the Regulation D private placement memorandum which was dated September 22, 2015 where it states that the CEO was to be issued common shares and preferred shares.  The substance of the issuances was to reorganize/recapitalize the original sole proprietorship equity established since 2013 and such issuances were approved on August 17, 2015.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth T. Moore

Kenneth T. Moore, Chief Executive Officer

5